Exhibit 99.2

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2024 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2023 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the six months ended June 30, 2024 and 2023:

Details	2024	2023
Revenues	100%	100%
Cost of revenues	76.5	74.4
Gross profit	23.5	25.6
Research and development	5.7	5.4
Marketing, general and administrative	5.6	5.1
Restructuring gain from sale of machinery and equipment, net	--	(7.1)
Restructuring expense (income), net	(0.9)	2.6
Operating profit	13.1	19.6
Financing and other income, net	1.8	1.6
Profit before income tax	14.9	21.2
Income tax expense, net	(0.2)	(3.0)
Net profit	14.7	18.2
Net income attributable to non-controlling interest	(0.2)	(1.0)
Net profit attributable to the company	14.5%	17.2%

The following table sets forth certain statement of operations data for the six months ended June 30, 2024 and 2023 (dollars in thousands):

Details	2024	2023
Revenues	$678,419	$712,802
Cost of revenues	518,891	530,568
Gross profit	159,528	182,234
Research and development	38,945	38,783
Marketing, general and administrative	37,720	36,016
Restructuring gain from sale of machinery and equipment, net	--	(50,282)
Restructuring expense (income), net	(6,270)	17,776
Operating profit	89,133	139,941
Financing and other income, net	11,694	10,921
Profit before income tax	100,827	150,862
Income tax expense, net	(1,030)	(20,788)
Net profit	99,797	130,074
Net income attributable to non-controlling interest	(1,718)	(7,482)
Net profit attributable to the company	$98,079	$122,592

Six months ended June 30, 2024 compared to six months ended June 30, 2023

Revenues

Revenues for the six months ended June 30, 2024 amounted to $678.4 million, as compared to $712.8 million for the six months ended June 30, 2023. The $34.4 million revenues decrease is attributed mainly to a decrease in the quantity of silicon wafers shipped to our foundry customers from our facilities during the six months ended June 30, 2024 as compared to the six months ended June 30, 2023.

Cost of Revenues

Cost of revenues for the six months ended June 30, 2024 amounted to $518.9 million as compared to $530.6 million for the six months ended June 30, 2023. The $11.7 million decrease in cost of revenues is mainly due to the decreased quantity of wafers shipped to our foundry customers from our facilities as described above, resulting in lower variable and other costs.

Gross Profit

Gross profit for the six months ended June 30, 2024 amounted to $159.5 million as compared to $182.2 million for the six months ended June 30, 2023. The $22.7 million decrease in gross profit resulted from the $34.4 million revenues decrease, net of the $11.7 million decrease in cost of revenues, as described above.

Research and Development

Research and development expense for the six months ended June 30, 2024, amounted to $38.9 million, as compared to $38.8 million in the six months ended June 30, 2023.

Marketing, General and Administrative

Marketing, general and administrative expense for the six months ended June 30, 2024 amounted to $37.7 million, as compared to $36.0 million in the six months ended June 30, 2023.

Restructuring Gain from Sale of Machinery and Equipment, net

Restructuring gain from sale of machinery and equipment, net, for the six months ended June 30, 2023 amounted to $50.3 million and resulted from the gain on sale of machinery and equipment, net to third parties following the reorganization and restructuring of our Japan operations executed during 2022 as described in Note 14B(2) to our financial statements for the year ended December 31, 2023.

Restructuring Expense (Income), net

Restructuring income, net, for the six months ended June 30, 2024 amounted to $6.3 million as compared to $17.8 million restructuring expense, net, for the six months ended June 30, 2023, and resulted from the reorganization and restructuring of our Japan operations executed during 2022, as described in Note 14B(2) to our financial statements for the year ended December 31, 2023.

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Operating Profit

Operating profit for the six months ended June 30, 2024 amounted to $89.1 million as compared to $139.9 million for the six months ended June 30, 2023. The $50.8 million decrease in operating profit resulted mainly from the $50.3 million restructuring gain from the sale of machinery and equipment, net during the six months ended June 30, 2023 and the $22.7 million decrease in gross profit described above, offset by the $24.1 million increase in restructuring income, net, as described above.

Financing and Other Income, net

Financing and other income, net, for the six months ended June 30, 2024 amounted to $11.7 million as compared to $10.9 million for the six months ended June 30, 2023. The $0.8 million increase in financing and other income, net, is mainly due to higher interest income on higher amount of bank deposits.

Income Tax Expense, net

Income tax expense, net, for the six months ended June 30, 2024 amounted to $1.0 million as compared to $20.8 million for the six months ended June 30, 2023. The $19.8 million decrease in income tax expense, net, is mainly a result of $50.0 million decrease in profit before income tax for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023, resulting mainly from the decrease in operating profit, as described above.

Net Profit

Net profit for the six months ended June 30, 2024 amounted to $99.8 million as compared to $130.1 million for the six months ended June 30, 2023. The $30.3 million decrease in net profit is mainly due to the decrease in operating profit described above, offset by the decrease in income tax expense, net, described above.

Net Income Attributable to Non-Controlling Interest

Net income attributable to non-controlling interest for the six months ended June 30, 2024 amounted to $1.7 million as compared to $7.5 million for the six months ended June 30, 2023. The $5.8 million decrease resulted from the decrease of $11.8 million in TPSCo’s net profit (in which we hold 51%), which reduction is mainly due to the restructuring gain recorded in 2023 from the sale of machinery and equipment in relation with the reorganization and restructuring of our Japan operations executed during 2022, as described in Note 14B(2) to our financial statements for the year ended December 31, 2023.

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Net Profit Attributable to the Company

Net profit attributable to the company for the six months ended June 30, 2024 amounted to $98.1 million as compared to $122.6 million for the six months ended June 30, 2023. The $24.5 million decrease in net profit attributable to the company is mainly due to the decrease in net profit of $30.3 million as described above, offset by the decrease in net income attributable to non-controlling interest of $5.8 million, as described above.

Impact of Currency Fluctuations

The Company currently operates in three different regions: the United States, Japan and Israel. In addition, the Company has activities in Italy related to the ST facility in Agrate, Italy. The functional currency of the Company’s entities in the United States, Israel and Italy is the US dollar (“USD”). The functional currency of the Company’s operations in Japan is the Japanese Yen (“JPY”). The Company’s expenses and costs are denominated mainly in USD, JPY and New Israeli Shekels (“NIS”), revenues are denominated mainly in USD and JPY, and the cash from operations, investing and financing activities is denominated mainly in USD, JPY and NIS. Therefore, the Company is exposed to the risk of currency exchange rate fluctuations in Israel and Japan. Once the facility in Italy will reach its production phase, the Company’s results would also be exposed to the Euro exchange rate fluctuations in relation to the USD regarding any costs denominated in Euro, and this exposure would be partially mitigated and contained within a pre-defined fixed range through foreign currency cylinder and forward transactions which the Company is engaging with.

The USD cost of the Company’s operations in Israel is influenced by changes in the USD-to-NIS exchange rate, with respect to costs that are denominated in NIS. During the six months ended June 30, 2024, the USD appreciated against the NIS by 3.6%, as compared to 4.9% appreciation during the six months ended June 30, 2023.

The fluctuation of the USD against the NIS may affect the Company’s results of operations as it relates to the entity in Israel. Appreciation of the NIS may increase cost, in USD terms, of some of the Israeli facilities, as well as utilities and labor costs that are denominated in NIS, which may lead to erosion of profit margins. The Company uses foreign currency cylinder and forward transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range.

The majority of TPSCo’s revenues are denominated in JPY and the majority of TPSCo’s expenses are in JPY, which limits the exposure to fluctuations of the USD/JPY exchange rate on TPSCo’s results of operations. In order to mitigate a portion of the net exposure to the USD/JPY exchange rate, the Company has engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined, fixed range.

During the six months ended June 30, 2024, the USD appreciated against the JPY by 13.7%, as compared to 9.3% appreciation during the six months ended June 30, 2023. The net effect of USD appreciation against the JPY on TPSCo’s assets and liabilities denominated in JPY is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) on the balance sheet.

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Liquidity and Capital Resources

As of June 30, 2024, the Company had an aggregate amount of $265.3 million in cash and cash equivalents, as compared to $260.7 million as of December 31, 2023. The main cash items during the six months ended June 30, 2024 were as follows: $223.1 million net cash provided by operating activities; $210.6 million invested in property and equipment, net; $16.3 million received from proceeds from sales of short-term deposits and marketable securities, net; and $18.8 million debt repaid.

Short-term and long-term debt presented in the balance sheet as of June 30, 2024 amounted to $61.4 million and $126.7 million, respectively, and included loans, operating leases and capital leases.

Recent Developments

The hostilities described in Item 1D “Risk Factors” of our annual report on Form 20-F under the caption “Risks Affecting Our Operations in Israel” continue. As of the date of this report, these hostilities have not had a material effect on the Company’s business and operations.

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